SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

GLU MOBILE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

379890 10 6

(CUSIP Number)

Hany M. Nada

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

(650) 475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

CUSIP No. 379890 10 6	13D	Page 2

1.	Name of Reporting Persons Granite Global Ventures II L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Granite Global Ventures II L.L.C., Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

2.

CUSIP No. 379890 10 6	13D	Page 3

1.	Name of Reporting Persons GGV II Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

3.

CUSIP No. 379890 10 6	13D	Page 4

1.	Name of Reporting Persons Granite Global Ventures II L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

4.

CUSIP No. 379890 10 6	13D	Page 5

1.	Name of Reporting Persons Ray A. Rothrock
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

5.

CUSIP No. 379890 10 6	13D	Page 6

1.	Name of Reporting Persons Anthony Sun
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

6.

CUSIP No. 379890 10 6	13D	Page 7

1.	Name of Reporting Persons Scott B. Bonham
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

7.

CUSIP No. 379890 10 6	13D	Page 8

1.	Name of Reporting Persons Joel D. Kellman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

8.

CUSIP No. 379890 10 6	13D	Page 9

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

9.

CUSIP No. 379890 10 6	13D	Page 10

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

10.

CUSIP No. 379890 10 6	13D	Page 11

1.	Name of Reporting Persons Jenny Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

11.

CUSIP No. 379890 10 6	13D	Page 12

1.	Name of Reporting Persons Hany M. Nada
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 188,051 shares of Common Stock (4)
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power 188,051 shares of Common Stock (4)
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,911,269 shares of Common Stock (2) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.0% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.
(4)	Mr. Nada, who serves as on the Board of Directors of the Issuer, has options to purchase 188,051 shares of the Issuer’s Common Stock. Options were granted on June 3, 2010 for 20,100 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 3, 2010 and the remaining shares vesting in equal monthly installments thereafter and subject to being fully vested in 2010. Options were also granted on May 29, 2009 for 20,100 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on June 29, 2009. Options were also granted on June 4, 2008 for 31,185 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on July 3, 2008. Options were also granted on March 21, 2007 for 33,000 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting six months after grant, and the remaining shares vesting in equal monthly installments thereafter. Options were also granted on April 20, 2007 for 333 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting September 21, 2007. The remaining shares vest in equal monthly installments thereafter. Options were also granted on June 2, 2011 for 50,000 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 2, 2011 and the remaining shares vesting in equal monthly installments thereafter. Options were also granted on June 7, 2012 for 50,000 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 7, 2012 and the remaining shares vesting in equal monthly installments thereafter.

12.

CUSIP No. 379890 10 6	13D	Page 13

1.	Name of Reporting Persons Thomas K. Ng
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,723,218 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,723,218 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,723,218 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to the statement on Schedule 13D is being filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 5,611,615 shares of Common Stock held by Granite Global Ventures II L.P. and (ii) 111,603 shares of Common Stock held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

13.

Introductory Note: This Amendment No. 4 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons and amends and restates Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2011 (the “Amended Schedule 13D”), and relates to shares of Common Stock, $0.0001 par value per share, of Glu Mobile, Inc (the “Issuer”). This Amendment No. 4 is being filed to report the purchase of shares of Common Stock of the Issuer by certain Reporting Persons. As of November 9, 2012, there are 65,942,295 shares of Common Stock reported to be outstanding as reported in the Issuer’s Form 10-Q filed with the Commission. Accordingly, the number of securities beneficially owned by certain Reporting Persons has increased.

Items 3, 4, 5 and 7 of the Amended Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Amended Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, $0.0001 par value (“Common Stock”) of Glu Mobile Inc. (the “Issuer”), having its principal executive office at 45 Fremont Street, Suite 2800, San Francisco, California 94105.

Item 2.	Identity and Background.

(a) The name of the reporting persons are Granite Global Ventures II L.P. (“GGV II”), GGV II Entrepreneurs Fund L.P. (“GGV II Entrepreneurs”), Granite Global Ventures II L.L.C., (“GGV II LLC”)., Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee. A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1. GGV II and GGV II Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV II LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV II and GGV II Entrepreneurs. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Glenn Solomon, Jixun Foo, and Ms. Jenny Lee are members of the investment committee of GGV II LLC.

(b) The business address for GGV II, GGV II Entrepreneurs, GGV II LLC, and Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

The business address for Mr. Ray A. Rothrock is 3340 Hillview Avenue, Palo Alto, CA 94304.

The business address for Mr. Anthony Sun is 76 Inglewood Lane, Atherton, CA 94027.

(c) Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are managing directors and investment committee members of GGV II LLC. The address for Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025. The principal business for each of the forgoing reporting persons is the venture capital investment business.

Mr. Ray A. Rothrock is a Partner of Venrock and investment committee member of GGV II LLC. The address for Mr. Ray A. Rothrock is 3340 Hillview Avenue, Palo Alto, CA 94304. The principal business for Mr. Ray A. Rothrock is the venture capital investment business.

Mr. Anthony Sun is an investment committee member of GGV II LLC. The address for Mr. Anthony Sun is 76 Inglewood Lane, Atherton, CA 94027. The principal business for Mr. Anthony Sun is the venture capital investment business.

14.

(d) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GGV II and GGV II Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV II LLC is a limited liability company organized under the laws of the State of Delaware. Messrs. Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun, Ray A. Rothrock and Glenn Solomon are citizens of the USA. Mr. Scott B. Bonham is a Canadian citizen. Mr. Jixun Foo and Ms. Jenny Lee are citizens of Singapore.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling GGV II LLC (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Immediately prior to the date of the Amended Schedule 13D, a total of 2,431,640 shares of Common Stock were held by GGV II and 48,360 shares of Common Stock were held by GGV II Entrepreneurs.

Since the date of the Amended Schedule 13D, (i) 3,179,975 shares of Common Stock were purchased in the open market by GGV II for an aggregate consideration of $9,804,997.05 and (ii) 63,243 shares of Common Stock were purchased by GGV II Entrepreneurs for an aggregate consideration of $195,000.71.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Since the date of the Amended Schedule 13D, in a series of open market transactions, GGV II and GGV II Entrepreneurs purchased 3,179,975 shares of Common Stock and 63,243 shares of Common Stock, respectively, at a weighted average price per share of $3.0534.

Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

15.

Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5 (a) and	(b). Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The following information with respect to the ownership of the shares of the Issuer by the persons filing this Statement is provided as of December 31, 2012:

GGV Entity	Shares Held Directly	Shares Issuable Upon Exercise of Options Held Directly	Sole Voting Power(3)	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
GGV II	5,611,615	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
GGV II Entrepreneurs	111,603	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
GGV II LLC (1)	0	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
Ray A. Rothrock (1)	0	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
Anthony Sun (1)	0	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
Scott B. Bonham (1)	0	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
Joel D. Kellman (1)	0	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
Hany M. Nada (1, 3)	0	188,051	188,051	5,723,218	188,051	5,723,218	5,911,269	9.0%
Jixun Foo (1)	0	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
Glenn Solomon (1)	0	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
Jenny Lee (1)	0	0	0	5,723,218	0	5,723,218	5,723,218	8.7%
Thomas K. Ng (1)	0	0	0	5,723,218	0	5,723,218	5,723,218	8.7%

(1)	GGV II LLC is the sole general partner of GGV II and GGV II Entrepreneurs and possesses sole power to direct the voting and disposition of the shares owned by GGV II and GGV II Entrepreneurs and may be deemed to have indirect beneficial ownership of the shares held by GGV II and GGV II Entrepreneurs. GGV II LLC owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of GGV II LLC and share voting and dispositive power over the shares held by GGV II and GGV II Entrepreneurs. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their respective pecuniary interests therein.
(2)	This percentage is calculated based upon 65,942,295 shares outstanding (as of November 1, 2012) as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

16.

(3)	Mr. Nada, who serves as on the Board of Directors of the Issuer, has options to purchase 188,051 shares of the Issuer’s Common Stock. Options were granted on June 3, 2010 for 20,100 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 3, 2010 and the remaining shares vesting in equal monthly installments thereafter and subject to being fully vested in 2010. Options were also granted on May 29, 2009 for 20,100 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on June 29, 2009. Options were also granted on June 4, 2008 for 31,185 shares. Such shares are immediately exercisable. The option vests monthly over one year, with the first 1/12 vesting on July 3, 2008. Options were also granted on March 21, 2007 for 33,000 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting six months after grant, and the remaining shares vesting in equal monthly installments thereafter. Options were also granted on April 20, 2007 for 333 shares. Such shares are immediately exercisable. The option vests over three years with 16 2/3% of the shares vesting September 21, 2007. The remaining shares vest in equal monthly installments thereafter. Options were also granted on June 2, 2011 for 50,000 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 2, 2011 and the remaining shares vesting in equal monthly installments thereafter. Options were also granted on June 7, 2012 for 50,000 shares. Such shares are immediately exercisable. The option vests over 12 months, with 8.333% of the shares vesting on July 7, 2012 and the remaining shares vesting in equal monthly installments thereafter.

Item 5(c).	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 5(d).	No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the purchase of the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

17.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013	GRANITE GLOBAL VENTURES II L.P.
GGV II ENTREPRENEURS FUND L.P.

	BY:	GRANITE GLOBAL VENTURES II L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

February 8, 2013	GRANITE GLOBAL VENTURES II L.L.C.

	By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

February 8, 2013	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Ray A. Rothrock

February 8, 2013	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Anthony Sun

February 8, 2013	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Scott B. Bonham

February 8, 2013	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Joel D. Kellman

February 8, 2013	By:	/s/ Hany M. Nada
Hany M. Nada

February 8, 2013	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Jixun Foo

February 8, 2013	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Glenn Solomon

February 8, 2013	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Jenny Lee

February 8, 2013	By:	/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact
for Thomas K. Ng

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

18.

SCHEDULE I

Managing Members and Investment Committee Members:

Ray A. Rothrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Partner of Venrock and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

Anthony Sun

76 Inglewood Lane

Atherton, CA 94027

Principal Occupation:

Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

Scott B. Bonham

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: Canada

Joel D. Kellman

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

Hany M. Nada

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

Jixun Foo

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: Singapore

Glenn Solomon

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

19.

Jenny Lee

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: Singapore

Thomas K. Ng

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship: United States of America

20.